UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

September 24, 2012

Reed Elsevier PLC ———————————————————————————————————
(Translation of registrant’s name into English)

1-3 Strand London WC2N 5JR
——————————————————————————————————— (Address of principal executive office)

Reed Elsevier NV ———————————————————————————————————
(Translation of registrant’s name into English)

Radarweg 29 1043 NX Amsterdam PO Box 470 1000 AL Amsterdam
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Transactions in own shares

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Reed Elsevier PLC

Date: 09/24/2012	By:	/s/A.McCulloch
	Name:	A.McCulloch
	Title:	Head of Secretariat

Reed Elsevier NV

Date: 09/24/2012	By:	/s/A.McCulloch
	Name:	A.McCulloch
	Title:	Authorised Signatory

EXHIBIT INDEX

Exhibit No.	Description

99	Transactions in own shares